Mayer Brown LLP

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Lawrence R. Hamilton

Direct Tel +1 312 701 7055

Direct Fax +1 312 706 8333

lhamilton@mayerbrown.com

May 4, 2018 VIA EDGAR Ms. Anu Dubey U.S. Securities and Exchange Commission Division of Investment Management 100 F Street N.E. Washington, DC 20549

Re:	DNP Select Income Fund Inc.

File Nos. 333-223945 and 811-4915

Dear Ms. Dubey:

On behalf of the above-captioned registrant (the “Fund”), enclosed for your information and review are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated to us on April 24, 2018, regarding the Fund’s March 27, 2018 registration statement on Form N-2 relating to the proposed offering of shares of common stock (“Common Shares”) of the Fund on a delayed or continuous basis (the “Shelf Offering”). This correspondence is being filed in electronic format today with the Commission. These responses are also being incorporated into Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 under the Securities Act of 1933 (File No. 333-223945) and the Investment Company Act of 1940 (File No. 811-4915) (the “Amended Registration Statement”), which is also being filed in electronic form today with the Commission.

This letter responds to the Staff’s comments on a point-by point basis. We have restated the substance of the Staff’s comments below in italics for ease of reference (with reference to original page numbers, as applicable), and each is followed by the Fund’s response (with page references to the Amended Registration Statement, as applicable). For reference, we have attached copies of the relevant pages from the Amended Registration Statement reflecting the revisions noted. Capitalized terms used and not defined herein have the respective meanings assigned such terms in the Amended Registration Statement.

1.	Please confirm receipt of the “no objections” letter from FINRA.

RESPONSE:  FINRA Corporate Financing Rule 5110(b)(7)(A) provides an exemption from documents and information filing requirements for securities offered by a corporate issuer which has unsecured non-convertible debt with a term of issue of at least four (4) years, or unsecured non-convertible preferred securities, rated by a nationally recognized statistical rating organization in one of its four (4) highest generic rating categories. The Fund qualifies for this exemption from FINRA filing based on its outstanding Mandatory Redeemable Preferred Stock

Mayer Brown LLP operates in combination with other Mayer Brown entities, which have offices in North America,

Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Ms. Anu Dubey

May 4, 2018

(as described in the Amended Registration Statement). Therefore, the Fund believes that a “no-objections” letter from FINRA is not required in connection with this offering.

2.	Please confirm in writing that, concurrent with the filing of each prospectus supplement, a legality opinion will be filed in a Post-Effective Amendment regarding each such future offering of the Fund’s securities.

RESPONSE:  The Fund confirms that, absent a change in applicable law or regulations or Commission policy, concurrent with the filing of each prospectus supplement, a legality opinion will be filed in a Post-Effective Amendment regarding each such future offering of the Fund’s securities.

3.	Please discuss how derivatives will be valued for purposes of calculating the Fund’s “managed assets.”

RESPONSE:  Disclosure has been added to indicate that although the Fund does not currently utilize derivative transactions, to the extent the Fund utilizes derivative transactions in the future, such derivatives transactions will be valued using mark-to-market accounting in accordance with valuation procedures adopted by the Board. Please see pages 12 and 48 of the prospectus in the Amended Registration Statement.

4.	Please provide a completed fee table with your response letter.

RESPONSE:  A completed fee table is included on pages 15-16 of the prospectus in the Amended Registration Statement and attached to this letter.

5.	Prospectus page 52 – Please revise the introductory paragraph describing the portfolio management team to identify which portfolio manager is primarily responsible for the management of the Fund’s portfolio.

RESPONSE:  The introductory paragraph has been revised to indicate that Connie M. Luecke leads the investment team and is primarily responsible for management of the Fund’s portfolio.

6.	In light of the fact that the Fund returned capital to shareholders in 2017, please add disclosure to the prospectus summary that distributions can include return of capital, and describe the tax consequences thereof.

RESPONSE:  Disclosure has been added in a new “Distributions” section on page 4 of the prospectus in the Amended Registration Statement to address this comment.

7.	Please revise the fee table to address the fees that may be incurred in connection with the distribution reinvestment and cash purchase plan.

Mayer Brown LLP

Ms. Anu Dubey

May 4, 2018

RESPONSE:  The completed fee table noted in response to Comment #4 above includes reference to the fees that may be incurred in connection with the Fund’s distribution reinvestment and cash purchase plan.

8.	Please include a copy of the proposed form of prospectus supplement in the next N-2 filing or as an exhibit of a letter responding to these comments.

RESPONSE:  A copy of the proposed form of prospectus supplement is included in the Amended Registration Statement.

9.	In reference to comment #10 in the Fund’s response letter of August 10, 2012, please confirm that the change in the Fund’s fundamental investment restrictions was submitted to shareholders.

RESPONSE:  As discussed between the Staff and the undersigned, the wording change to the Fund’s fundamental investment restriction #2 has (purely through inadvertence) not yet been submitted to the Fund’s shareholders However, it will be submitted to shareholders at the 2019 annual meeting, and in the meantime, as discussed between the Staff and the undersigned, the Fund has added a clarifying footnote to the Fund’s fundamental investment restriction #2. Please refer to page 2 of the Statement of Additional Information in the Amended Registration Statement.

*        *        *

Should you have any questions regarding the above responses or the Amended Registration Statement, please do not hesitate to contact the undersigned at (312) 701-7055, Philip J. Niehoff at (312) 701-7843, or Adam D. Kanter at (202) 263-3164. Thank you for your attention to this filing.

Very truly yours,

/s/ Lawrence R. Hamilton

Lawrence R. Hamilton

cc:	Nathan I. Partain
William J. Renahan
Philip J. Niehoff
Adam D. Kanter